Exhibit 3.2

ARTICLES OF AMENDMENT TO THE

SECOND AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF MERCHANTS BANCORP

The undersigned officer of Merchants Bancorp (“Corporation”), existing pursuant to the provisions of the Indiana Business Corporation Law, as amended (the “Act”), desiring to give notice of corporate action effectuating amendment of a certain provision of the Corporation’s Second Amended and Restated Articles of Incorporation (“Articles”), certifies the following facts:

ARTICLE I

Amendment

The Articles are hereby amended by adding Section 4.4(e) of Article IV in the form of Exhibit A attached hereto.

ARTICLE II

Date of Adoption

The date of adoption of this amendment is September 27, 2022.

ARTICLE III

Manner and Adoption

The Pricing Committee of the Board of Directors of the Corporation unanimously adopted resolutions approving these Articles of Amendment of the Articles at a meeting held on September 22, 2022, and shareholder action was not required pursuant to Section 4.4 of the Articles.

ARTICLE IV

Compliance with Legal Requirements

The manner of the adoption of these Articles of Amendment constitute full legal compliance with the provisions of the Act, the Articles, and the By-Laws of the Corporation.

* * * *

I hereby verify, subject to penalties of perjury, that the statements contained herein are true this 27th day of September, 2022.

/s/ Michael J. Dunlap
Michael J. Dunlap
President and Chief Operating Officer

[Signature Page to Articles of Amendment]

EXHIBIT A

(d) 8.25% Fixed Rate Reset Series D Non-Cumulative Perpetual Preferred Stock. Pursuant to the provisions of the Articles of Incorporation of the Corporation and applicable law, a series of preferred stock, without par value, of the Corporation is hereby created and the designation and number of shares of such series, and the voting and other powers, preferences or relative, participating, optional or other rights, and the qualifications, limitations and restrictions thereof, of the shares of such series, are as follows:

(1) Designation. The designation of the series of preferred stock shall be “8.25% Fixed Rate Reset Series D Non-Cumulative Perpetual Preferred Stock” (the “Series D Preferred Stock”). With respect to payment of dividends and rights (including redemption rights) upon the Corporation’s liquidation, dissolution or winding up, the Series D Preferred Stock shall rank (i) senior and prior to the Corporation’s common stock and any other class or series of preferred stock that by its terms is designated as ranking junior to the Series D Preferred Stock, (ii) pari passu with all existing and future class or series of preferred stock that by its terms is designated as ranking equal to the Series D Preferred Stock or does not state it is junior or senior to the Series D Preferred Stock including, without limitation, the 8% Non-Cumulative, Perpetual Preferred Stock (the “8% Preferred Stock”), the 7.00% Fixed-to-Floating Rate Series A Non-Cumulative Perpetual Preferred Stock (the “Series A Preferred Stock”), the 6.00% Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock (the “Series B Preferred Stock”), and the 6.00% Fixed Rate Series C Non-Cumulative Perpetual Preferred Stock (the “Series C Preferred Stock”) and (iii) junior to all existing and future indebtedness and other liabilities of the Corporation and any class or series of preferred stock that by its terms is designated as ranking senior to the Series D Preferred Stock (subject to any requisite consents prior to issuance).

(2) Number of Shares. The number of authorized shares of Series D Preferred Stock shall be 300,000. That number from time to time may be increased (but not in excess of the total number of authorized shares of preferred stock) or decreased (but not below the number of shares of Series D Preferred Stock then outstanding) by further resolution duly adopted by the Board of Directors of the Corporation. The Corporation may from time to time, without notice to or the consent of holders of the Series D Preferred Stock, issue additional shares of Series D Preferred Stock, provided that, if the additional shares are not fungible for U.S. federal income tax purposes with the initial shares of such series, the additional shares shall be issued under a separate CUSIP number. The additional shares would form a single series together with all previously issued shares of Series D Preferred Stock.

(3) Definitions. As used herein with respect to Series D Preferred Stock:

(i)	“8% Preferred Stock” shall have the meaning set forth in Section (1) hereof.

(ii)            “Business Day” shall mean any weekday in New York, New York that is not a day on which banking institutions in such city are authorized or required by law, regulation, or executive order to be closed.

(iii)            “Calculation Agent” shall mean such bank or other entity (which may be the Corporation or an affiliate of the Corporation) as may be appointed by the Corporation to act as Calculation Agent for the Series D Preferred Stock, including any successor Calculation Agent duly appointed by the Corporation.

(iv)	“Dividend Payment Dates” shall have the meaning set forth in Section 4(i) hereof.

(v)            “Dividend Period” shall mean the period from, and including, each Dividend Payment Date to, but excluding, the next succeeding Dividend Payment Date, except for the initial Dividend Period, which shall be the period from, and including, the original issue date to, but excluding, the next succeeding Dividend Payment Date.

(vi)	“First Reset Date” shall mean October 1, 2027.

(vii)	“Five-Year Treasury Rate” shall mean as of any Reset Date:

The average of the yields on actively traded U.S. treasury securities adjusted to constant maturity, for 5-year maturities, for the five business days immediately preceding the Reset Dividend Determination Date for that Reset Period, appearing under the caption “Treasury Constant Maturities” in the most recently published statistical release designated H.15 Daily Update or any successor publication which is published by the Board of Governors of the Federal Reserve System as of 5:00 p.m. (Eastern Time) as of any Reset Dividend Determination Date, as determined by the Calculation Agent in its sole discretion; provided that if no such calculation can be determined as described above, then:

•	if the Calculation Agent determines that the treasury rate has not been discontinued, then the Calculation Agent will use for such Reset Period a substitute base rate that it has determined is most comparable to the treasury rate; or

•	if the Calculation Agent determines that the treasury rate has been discontinued, then the Calculation Agent will use for such Reset Period and each successive Reset Period a substitute or successor base rate that it has determined is most comparable to the treasury rate; provided that, if the Calculation Agent determines there is an industry-accepted successor base rate to the treasury rate, then the Calculation Agent shall use such successor base rate.

If the Calculation Agent has determined a substitute or successor base rate in accordance with the second bullet point immediately above but no calculation with respect to such substitute or successor base rate can be determined as of any subsequent Reset Dividend Determination Date, then a new substitute or successor base rate shall be determined as set forth in the first or second bullet point immediately above, as applicable, as if the previously-determined substitute or successor base rate was the treasury rate. If the Calculation Agent has determined a substitute or successor base rate, then the Calculation Agent will apply any technical, administrative or operational changes that the corporation determines (including changes to the definitions of “Dividend Period,” “Reset Period,” “Reset Date,” and “Reset Dividend Determination Date,” timing and frequency of determining rates with respect to each Reset Period and making payments of dividends, rounding of amounts or tenors, and other administrative matters) for calculating such substitute or successor base rate in a manner that is consistent with market practice for such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the treasury rate; provided that, if the corporation decides that adoption of any portion of such market practice is not administratively feasible or if the corporation determines that no market practice for use of the substitute or successor base rate exists, the Calculation Agent will apply any such changes for calculating such substitute or successor base rate in such other manner as the corporation determines is reasonably necessary.

The Five-Year Treasury Rate shall be determined by the Calculation Agent on the Reset Dividend Determination Date. If the Five-Year Treasury Rate for any Dividend Period cannot be determined pursuant to the methods described in the first and second bullet points above, the dividend rate for such Dividend Period shall be the same as the dividend rate determined for the immediately preceding Dividend Period.

(viii)            “Junior Stock” shall mean the Corporation’s common stock and any other class or series of the Corporation’s capital stock over which the Series D Preferred Stock has preference or priority in the payment of dividends and rights (including redemption payments) upon liquidation, dissolution or winding up of the Corporation.

(ix)	“Liquidation Preference” shall mean $1,000 per share of Series D Preferred Stock.

(x)	“Nonpayment” shall have the meaning set forth in Section (7)(ii) hereof.

(xi)	“Optional Redemption” shall have the meaning set forth in Section (6)(i) hereof.

(xii)            “Parity Stock” shall mean any class or series of the Corporation’s capital stock that ranks on a par with the Series D Preferred Stock in the payment of dividends and rights (including redemption payments) upon liquidation, dissolution or winding up of the Corporation, including, without limitation, the 8% Preferred Stock, the Series A Preferred Stock, the Series B Preferred Stock, and the Series C Preferred Stock.

(xiii)	“Preferred Stock Directors” shall have the meaning set forth in Section (7)(ii) hereof.

(xiv)	“Redemption Price” shall have the meaning set forth in Section (6)(iii) hereof.

(xv)         “Regulatory Capital Treatment Event” shall mean a good faith determination by the Corporation that, as a result of any (1) amendment to, clarification of, or change in, the laws or regulations of the United States (including, for the avoidance of doubt, any agency or instrumentality of the United States, including the Federal Reserve and other federal bank regulatory agencies) or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of the Series D Preferred Stock; (2) proposed change in those laws or regulations that is announced or becomes effective after the initial issuance of the Series D Preferred Stock; or (3) official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced or becomes effective after the initial issuance of the Series D Preferred Stock, there is more than an insubstantial risk that the Corporation shall not be entitled to treat the full liquidation value of the Series D Preferred Stock then outstanding as “Tier 1 Capital” (or its equivalent) for purposes of the capital adequacy laws or regulations of the Board of Governors of the Federal Reserve System (or, as and if applicable, the capital adequacy laws or regulations of any successor appropriate federal banking agency), as then in effect and applicable, for as long as any share of Series D Preferred Stock is outstanding.

(xvi)	“Regulatory Event Redemption” shall have the meaning set forth in Section (6)(ii) hereof.

(xvii)	“Reset Date” means the First Reset Date and each date falling on the fifth anniversary of the preceding Reset Date, which in each case, shall not be adjusted for Business Days.

(xviii)	“Reset Dividend Determination Date” means the third business day immediately preceding the Reset Date.

(xix)	“Reset Period” means the period from, and including, the First Reset Date to, but excluding, the next following Reset Date and thereafter each period from, and including, each Reset Date to, but excluding, the next following Reset Date.

(xx)	“Series A Preferred Stock” shall have the meaning set forth in Section (1) hereof.

(xxi)	“Series B Preferred Stock” shall have the meaning set forth in Section (1) hereof.

(xxii)	“Series C Preferred Stock” shall have the meaning set forth in Section (1) hereof.

(xxiii)	“Series D Preferred Stock” shall have the meaning set forth in Section (1) hereof.

(xxiv)	“Voting Parity Stock” shall have the meaning set forth in Section (7)(ii) hereof.

(4) Dividends.

(i)            Holders of the Series D Preferred Stock shall be entitled to receive, only when, as, and if declared by the Corporation’s Board of Directors, out of assets legally available under applicable law for payment, non-cumulative cash dividends based on the Liquidation Preference, and no more, at a rate of (i) 8.25% per annum from the original issue date to, but excluding, the First Reset Date or the earlier date of redemption and (ii) from, and including the First Reset Date, during each Reset Period, a rate per annum equal to the Five-Year Treasury Rate as of the most recent Reset Dividend Determination Date plus 4.34%, and no more, payable quarterly in arrears on January 1, April 1, July 1, and October 1 of each year, beginning on January 1, 2023, each day a “Dividend Payment Date.”

(iii)            If any Dividend Payment Date is a day that is not a Business Day, then the dividend with respect to that Dividend Payment Date shall instead be paid on the immediately succeeding Business Day, without interest or other payment in respect of such delayed payment.

(iv)            The Corporation shall calculate dividends on the Series D Preferred Stock on the basis of a 360-day year of twelve 30-day months.

(v)            Dividends on the Series D Preferred Stock shall not be cumulative or mandatory. If the Corporation’s Board of Directors does not declare a dividend on the Series D Preferred Stock or if the Board of Directors authorizes and the Corporation declares less than a full dividend in respect of any Dividend Period, the holders of the Series D Preferred Stock will have no right to receive any dividend or a full dividend, as the case may be, for the Dividend Period, and the Corporation shall have no obligation to pay a dividend or to pay full dividends for that Dividend Period at any time, whether or not dividends on the Series D Preferred Stock or any other class or series of the Corporation’s preferred stock or common stock are declared for any future Dividend Period.

(vi)            Dividends on the Series D Preferred Stock shall accrue from the dividend declaration date of the Series D Preferred Stock at the applicable dividend rate on the Liquidation Preference. If the Corporation issues additional shares of the Series D Preferred Stock, dividends on those additional shares shall accrue from the original issue date of those additional shares at the applicable dividend rate on the Liquidation Preference.

(vii)            While any share of Series D Preferred Stock remains outstanding, unless the full dividends for the most recently completed Dividend Period on all outstanding shares of the Series D Preferred Stock have been declared and paid in full or declared and a sum sufficient for the payment of those dividends has been set aside:

(A)            no dividend shall be declared and paid or set aside for payment and no distribution shall be declared and made or set aside for payment on any Junior Stock (other than a dividend payable solely in shares of Junior Stock or any dividend in connection with the implementation of a shareholder rights plan or the redemption or repurchase of any rights under such a plan, including with respect to any successor shareholder rights plan);

(B)            no shares of Junior Stock shall be repurchased, redeemed, or otherwise acquired for consideration by the Corporation, directly or indirectly (other than as a result of a reclassification of Junior Stock for or into other Junior Stock, or the exchange for or conversion into Junior Stock, through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Stock or pursuant to a contractually binding requirement to buy Junior Stock pursuant to a binding stock repurchase plan existing prior to the most recently completed Dividend Period), nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by the Corporation; and

(C)            no shares of Parity Stock shall be repurchased, redeemed or otherwise acquired for consideration by the Corporation (other than pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series D Preferred Stock and such Parity Stock, through the use of the proceeds of a substantially contemporaneous sale of other shares of Parity Stock or Junior Stock, as a result of a reclassification of Parity Stock for or into other Parity Stock, or by conversion into or exchange for Junior Stock).

The foregoing limitations in clauses (A), (B) and (C) above shall not apply to purchases or acquisitions of the Corporation’s Junior Stock pursuant to any employee or director incentive or benefit plan or arrangement (including any of the Corporation’s employment, severance, or consulting agreements) of the Corporation or of any of the Corporation’s subsidiaries heretofore or hereafter adopted.

(viii)            Except as provided herein, while any share of Series D Preferred Stock remains outstanding, the Corporation shall not declare, pay, or set aside for payment full dividends on any Parity Stock unless the Corporation has paid in full, or set aside payment in full, in respect of all declared and unpaid dividends (without regard to any undeclared dividends) for all Dividend Periods for outstanding shares of Series D Preferred Stock. To the extent that the Corporation declares dividends on the Series D Preferred Stock and on any Parity Stock but cannot make full payment of such declared dividends, the Corporation shall allocate the dividend payments on a pro rata basis among the holders of the shares of Series D Preferred Stock and the holders of any Parity Stock then outstanding. For purposes of calculating the pro rata allocation of partial dividend payments, the Corporation shall allocate dividend payments based on the ratio between the then current and the declared and unpaid dividend payments due on the shares of Series D Preferred Stock and (1) in the case of cumulative Parity Stock, the aggregate of the unpaid dividends due on any such Parity Stock and (2) in the case of non-cumulative Parity Stock, the aggregate of the declared and unpaid dividends due on any such Parity Stock. No interest shall be payable in respect of any dividend payment on Series D Preferred Stock that may be in arrears.

(ix)            Subject to the foregoing conditions, and not otherwise, dividends (payable in cash, stock, or otherwise), as may be determined by the Corporation’s Board of Directors, may be declared and paid on the Corporation’s common stock and any Junior Stock from time to time out of any funds legally available for such payment, and the holders of the Series D Preferred Stock shall not be entitled to participate in such dividends.

(5) Liquidation Rights.

(i)            In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of the shares of Series D Preferred Stock then outstanding shall be entitled to be paid out of the Corporation’s assets legally available for distribution to the Corporation’s shareholders, before any distribution of assets is made to holders of common stock or any other Junior Stock, a liquidating distribution in the amount equal to the sum of (1) the Liquidation Preference, plus (2) the sum of any declared and unpaid dividends (without regard to any undeclared dividends) for prior Dividend Periods prior to the Dividend Period in which the liquidation distribution is made and any declared and unpaid dividends (without regard to any undeclared dividends) for the then current Dividend Period in which the liquidation distribution is made to the date of such liquidation distribution. After payment of the full amount of the liquidating distributions to which they are entitled pursuant to the foregoing, the holders of Series D Preferred Stock shall have no right or claim to any remaining assets of the Corporation.

(ii)            In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Corporation are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series D Preferred Stock and the corresponding amounts payable on all shares of Parity Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Corporation, then the holders of the Series D Preferred Stock and such Parity Stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they respectively would be entitled.

(iii)            For the purposes of this Section (5), the merger or consolidation of the Corporation with or into any other entity or by another entity with or into the Corporation or the sale, lease, exchange or other transfer of all or substantially all of the assets of the Corporation (for cash, securities or other consideration) shall not be deemed to constitute the liquidation, dissolution or winding up of the Corporation. If the Corporation enters into any merger or consolidation transaction with or into any other entity and the Corporation is not the surviving entity in such transaction, the Series D Preferred Stock may be converted into shares of the surviving or successor corporation or the direct or indirect parent of the surviving or successor corporation having terms identical to the terms of the Series D Preferred Stock set forth herein.

(6) Redemption Rights.

(i)            The Series D Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provisions. Subject to the further terms and conditions provided herein, the Corporation may redeem the Series D Preferred Stock, in whole or in part, at its option, on any Dividend Payment Date on or after the First Reset Date (the “Optional Redemption”), subject to the approval of the appropriate federal banking agency, at the Redemption Price. Dividends shall not accrue on those shares of Series D Preferred Stock so redeemed on and after the applicable redemption date.

(ii)            In addition, subject to the terms and conditions provided herein, the Corporation may redeem the Series D Preferred Stock, in whole but not in part, at its option, for cash, at any time within 90 days following a Regulatory Capital Treatment Event, subject to the approval of the appropriate federal banking agency, at the Redemption Price (a “Regulatory Event Redemption”).

(iii)            The redemption price for any redemption of Series D Preferred Stock, whether an Optional Redemption or Regulatory Event Redemption, shall be equal to (1) $1,000 per share of Series D Preferred Stock, plus (2) any declared and unpaid dividends (without regard to any undeclared dividends) to, but excluding, the date of redemption (the “Redemption Price”).

(iv)            Any notice given as provided in this Section (6) shall be conclusively presumed to have been duly given, whether or not the holder receives the notice, and any defect in the notice or in the provision of the notice, to any holder of shares of Series D Preferred Stock designated for redemption will not affect the redemption of any other shares of Series D Preferred Stock.

Any notice provided to a holder of Series D Preferred Stock shall be deemed given on the date provided, whether or not the holder actually receives the notice. A notice of redemption shall be given not less than 30 days and not more than 60 days prior to the date of redemption specified in the notice, and shall specify (1) the redemption date, (2) the Redemption Price, (3) if fewer than all shares of Series D Preferred Stock are to be redeemed, the number of shares of Series D Preferred Stock to be redeemed and (4) the manner in which holders of Series D Preferred Stock called for redemption may obtain payment of the Redemption Price in respect of those shares. Notwithstanding anything to the contrary in this paragraph, if the Series D Preferred Stock is issued in book-entry form through The Depository Trust Company or any other similar facility, notice of redemption may be given to the holders of Series D Preferred Stock at such time and in any manner permitted by such facility.

(v)            If notice of redemption of any shares of Series D Preferred Stock has been given by the Corporation and if the funds necessary for such redemption have been set aside by the Corporation in trust for the benefit of the holders of any shares of Series D Preferred Stock, then from and after the redemption date such shares of Series D Preferred Stock shall no longer be outstanding for any purpose, all dividends declared with respect to such shares of Series D Preferred Stock shall cease to accrue from the redemption date and all rights of the holders of such shares shall terminate, except the right to receive the Redemption Price, without interest. Series D Preferred Stock redeemed pursuant to this Section (6) or purchased or otherwise acquired for value by the Corporation shall, after such acquisition, have the status of authorized and unissued shares of preferred stock and may be reissued by the Corporation at any time as shares of any series of preferred stock other than as Series D Preferred Stock.

(vi)            In the event that fewer than all the outstanding shares of Series D Preferred Stock are to be redeemed, the shares of Series D Preferred Stock to be redeemed shall be selected either pro rata or by lot or in such other manner as the Board of Directors of the Corporation determines to be fair and equitable and permitted by the rules of any stock exchange on which the Series D Preferred Stock is listed, subject to the provisions hereof. The Board of Directors of the Corporation shall have the full power and authority to prescribe the terms and conditions upon which such shares of Series D Preferred Stock may be redeemed from time to time.

(vii)            No holder of Series D Preferred Stock shall have the right to require the redemption of the Series D Preferred Stock

(7) Voting Rights.

(i)            Holders of the Series D Preferred Stock shall not have any voting rights, except as set forth herein or as otherwise required by the Indiana Business Corporation Law.

(ii)            Whenever dividends payable on the Series D Preferred Stock or any other class or series of preferred stock ranking equally with the Series D Preferred Stock as to payment of dividends, and upon which voting rights equivalent to those described in this paragraph have been designated and are exercisable, have not been declared and paid in an aggregate amount equal to, as to any class or series, the equivalent of at least six or more quarterly Dividend Periods, whether or not for consecutive Dividend Periods (a “Nonpayment”), the holders of outstanding shares of the Series D Preferred Stock voting as a class with holders of shares of any other class or series of our preferred stock ranking equally with the Series D Preferred Stock as to payment of dividends, and upon which equivalent voting rights have been designated and are exercisable, including the Series A Preferred Stock, the Series B Preferred Stock, and the Series C Preferred Stock (“Voting Parity Stock”), shall be entitled to vote for the election of two additional directors of the Board of Directors of the Corporation on the terms set forth in this Section (7) (and to fill any vacancies in the terms of such directorships) (the “Preferred Stock Directors”). Holders of all series of Voting Parity Stock shall vote as a single class. In the event that the holders of the shares of the Series D Preferred Stock are entitled to vote as described in this Section (7), the number of members of the Corporation’s Board of Directors at that time shall be increased by two directors, and the holders of the Series D Preferred Stock shall have the right, as members of that class, to elect two directors at a special meeting called at the request of the holders of record of at least 20% of the aggregate voting power of the Series D Preferred Stock and any other series of Voting Parity Stock (unless such request is received less than 90 days before the date fixed for the Corporation’s next annual or special meeting of the shareholders, in which event such election shall be held at such next annual or special meeting of the shareholders), provided that the election of any Preferred Stock Directors shall not cause the Corporation to violate the corporate governance requirements of the Nasdaq Capital Market (or any other exchange on which the securities of the Corporation may at such time be listed), and provided further that at no time shall the Board of Directors of the Corporation include more than two Preferred Stock Directors.

(iii)            The Preferred Stock Directors elected at any such special meeting shall hold office until the next annual meeting of the Corporation’s shareholders unless they have been previously terminated or removed pursuant to Section (7)(iv). In case any vacancy in the office of a Preferred Stock Director occurs (other than prior to the initial election of the Preferred Stock Directors), the vacancy may be filled by the written consent of the Preferred Stock Director remaining in office, or if none remains in office, by the vote of the holders of the Series D Preferred Stock (voting together as a single class with holders of any Voting Parity Stock) to serve until the next annual meeting of the shareholders.

(iv)            When dividends have been declared and paid in full on the Series D Preferred Stock for the equivalent of at least four Dividend Periods, following a Nonpayment, then the right of the holders of Series D Preferred Stock to elect the Preferred Stock Directors set forth in this Section (7) shall cease (except as provided by law and subject to the provisions for the special voting rights in the case of any future Nonpayment). Upon termination of the right of the holders of the Series D Preferred Stock and Voting Parity Stock to vote for Preferred Stock Directors as set forth in this Section (7), the term of office of all Preferred Stock Directors then in office elected by only those holders shall terminate immediately. Whenever the term of office of the Preferred Stock Directors ends and the related voting rights have expired, the number of directors automatically will be decreased to the number of directors as otherwise would prevail. Any Preferred Stock Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of the Series D Preferred Stock (voting together as a single class with holders of any Voting Parity Stock) when they have the voting rights described in Section (7)(ii).

(v)            While any shares of Series D Preferred Stock remain outstanding, the Corporation shall not, without the affirmative vote or consent of holders of at least 66 2/3% in voting power of the Series D Preferred Stock and any Voting Parity Stock, voting together as a single class, given in person or by proxy, either in writing without a meeting or at any meeting called for the purpose, authorize, create or issue any capital stock ranking senior to the Series D Preferred Stock as to dividends and rights (including redemption payments) upon liquidation, dissolution or winding up, or reclassify any authorized capital stock into any such shares of such capital stock or issue any obligation or security convertible into or evidencing the right to purchase any such shares of capital stock. Further, while any shares of the Series D Preferred Stock remain outstanding, the Corporation shall not, without the affirmative vote of the holders of at least 66 2/3% in voting power of the Series D Preferred Stock, amend, alter or repeal any provision of these Articles of Amendment or the Articles of Incorporation of the Corporation, including by merger, consolidation or otherwise, so as to adversely affect the powers, preferences or special rights of the Series D Preferred Stock.

Notwithstanding the foregoing, (1) any increase in the amount of authorized common stock or authorized preferred stock, or any increase or decrease in the number of shares of any series of preferred stock, or the authorization, creation and issuance of other classes or series of capital stock, in each case ranking on parity with or junior to the shares of the Series D Preferred Stock as to dividends and distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to adversely affect such powers, preferences or special rights, (2) a merger or consolidation of the Corporation with or into another entity in which the shares of the Series D Preferred Stock (A) remain outstanding or (B) are converted into or exchanged for preference securities of the surviving entity or any entity, directly or indirectly, controlling such surviving entity and such new preference securities have terms identical to the terms of the Series D Preferred Stock set forth herein shall not be deemed to adversely affect the powers, preferences or special rights of the Series D Preferred Stock and (3) the foregoing voting rights of the holders of Series D Preferred Stock shall not apply if, at or prior to the time when the act with respect to which the vote would otherwise be required shall be effected, all outstanding shares of Series D Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by the Corporation for the benefit of holders of Series D Preferred Stock to effect the redemption.

(vi)            Notice for a special meeting to elect the Preferred Stock Directors shall be given in a similar manner to that provided in the Corporation’s By-Laws for a special meeting of the shareholders. If the secretary of the Corporation does not call a special meeting within 20 days after receipt of any such request, then any holder of Series D Preferred Stock may (at the Corporation’s expense) call such meeting, upon notice as provided in this Section (7)(vi), and for that purpose shall have access to the stock register of the Corporation.

(vii)            Except as otherwise set forth in Section (7)(vi) hereof, the rules and procedures for calling and conducting any meeting of the holders of Series D Preferred Stock (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules that the Board of Directors of the Corporation, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Articles of Incorporation of the Corporation, the By-Laws of the Corporation, applicable laws and the rules of any national securities exchange or other trading facility on which the Series D Preferred Stock is listed or traded at the time.

(viii)            Each holder of Series D Preferred Stock will have one vote per share on any matter on which holders of Series D Preferred Stock are entitled to vote.

(8)            Conversion Rights. The holders of Series D Preferred Stock shall not have any rights to convert such shares into shares of any other class or series of stock or into any other securities of, or any interest or property in, the Corporation.

(9)            No Sinking Fund. No sinking fund shall be established for the retirement or redemption of Series D Preferred Stock.

(10)            No Preemptive or Subscription Rights. No holder of Series D Preferred Stock of the Corporation shall, as such holder, have any preemptive right to purchase or subscribe for any additional shares of stock of the Corporation or any other security of the Corporation that it may issue or sell.

(11)            No Other Rights. The Series D Preferred Stock shall not have any designations, preferences or relative, participating, optional or other special rights except as set forth herein or in the Corporation’s Articles of Incorporation or as otherwise required by applicable law.